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                                                                      Exhibit 61

                    [LETTERHEAD OF WILLIAM BLAIR & COMPANY]


                                       March 15, 1998


Board of Directors
Safety-Kleen Corp.
One Brinckman Way
Elgin, IL 60123-7857

Dear Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders (the "Shareholders") of Safety-Kleen Corp. (the "Company") of the consideration to be received pursuant to the terms of the draft Agreement and Plan of Merger dated as of March 16, 1998 (the "Merger Agreement") by and among the Company, Laidlaw Environmental Services, Inc., ("Laidlaw Environmental") and LES Acquisition Inc. ("LES Acquisition"), a wholly-owned subsidiary of Laidlaw Environmental.

Pursuant to the terms of, and subject to the conditions of, the Merger Agreement, Laidlaw Environmental will make a tender offer for the common stock of the Company at a per share price of $18.30 in cash and 2.8 shares of Laidlaw Environmental common stock. Following the consummation of the tender offer, LES Acquisition will be merged into the Company in a merger in which each of the outstanding shares of common stock of the Company will be converted into a right for the Shareholders to receive $18.30 in cash and 2.8 shares of Laidlaw Environmental common stock per each share of common stock of the Company (the transactions pursuant to the Merger Agreement are collectively, the "Transaction").

We have acted as financial advisor to the Company in connection with the Transaction. In connection with our review of the Transaction and the preparation of our opinion herein, we have: (a) reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transaction as set forth in the Merger Agreement; (b) analyzed the historical revenue, operating earnings, net income, dividend capacity and capitalization, of both the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (c) analyzed certain financial and other information relating to the prospects of the Company provided to us by the Company's management, including financial projections; (d) discussed the past and current operations and financial condition and prospects of the Company with senior executives of the Company; (e) reviewed the historical market prices and trading volume of the common stock of the Company; (f) reviewed the financial terms, to the extent publicly available, of selected actual business combinations we believe to be relevant; (g) compared the historical revenue, operating earnings, net income, dividend capacity and capitalization of both Laidlaw Environmental and certain other publicly traded companies in businesses we believe to be comparable to Laidlaw Environmental; (h) analyzed certain publicly available financial information relating to Laidlaw Environmental and the unaudited pro forma combined financial information contained in the Amended Prospectus dated January 28, 1998 of Laidlaw Environmental, and performed a sensitivity analysis on such pro forma financial information based upon variable synergy assumptions; (i) reviewed the historical market prices and trading volume of the Laidlaw Environmental common stock as well as its stock ownership and analyzed factors which could influence the trading price of the Laidlaw Environmental common stock on the anticipated closing date of the Transaction; and (j) performed such other analyses as William Blair deemed appropriate. We have not had access to and have not analyzed financial and other information relating to the prospects of Laidlaw Environmental, including projections.


                    [LETTERHEAD OF WILLIAM BLAIR & COMPANY]
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Board of Directors of Safety-Kleen Corp.     -2-                  March 15, 1998


We have assumed the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to financial information, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management, as to the future financial performance of the Company. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based. With your consent we have, in the rendering of this opinion, applied certain assumptions as to synergy realization, which assumptions have been disclosed to you in detail. Our opinion relates to financial fairness only as of the opinion date, and we express no opinion as to the soundness of the financial condition of Laidlaw Environmental subsequent to the consummation of the Merger. We understand that other professionals who are expert in those areas will be providing advice on those subjects. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. William Blair's opinion with respect to the Transaction reflects only limited access to Laidlaw Environmental management and no access to internal Laidlaw Environmental projections.

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Transaction will not have a material adverse effect on the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. For our services, including the rendering of this opinion, the Company will pay us a fee, a significant portion of which is contingent upon consummation of the Transaction, and indemnify us against certain liabilities. William Blair & Company has provided investment banking and financial advisory services to the Company in the past for which we have received customary compensation. Edgar D. Jannotta, Sr., Senior Director of William Blair & Company, serves as a member of the Board of Directors of the Company.

Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon the Company, Shareholders of the Company or any other person. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in a Schedule 14D-9 and a proxy statement mailed to Shareholders of the Company and filed with the Securities and Exchange Commission with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of March 15, 1998, the consideration to be paid to the Shareholders of the Company in the Transaction pursuant to the Merger Agreement is fair, from a financial point of view, to such Shareholders.

                                       Very truly yours,


                                       /s/ William Blair & Company, L.L.C

                                       WILLIAM BLAIR & COMPANY, L.L.C.